EXHIBIT B

                  INSITUFORM TECHNOLOGIES, INC.
                       1770 KIRBY PARKWAY
                            SUITE 300
                        MEMPHIS, TN 38138

                          July 15, 1996


Ringwood Limited
c/o Jed Grennan
KRG&G
1836 Woodward Street
Orlando, Florida 32803-2495

Brian Chandler and
Douglas K. Chick
c/o Jed Grennan
KRG&G 1836
Woodward Street
Orlando, Florida 32803-2495

Dear Sirs:

     Reference is made to a Substitute Secured Non-Recourse Promissory Note dated as of July 3, 1992 ("Note") of Ringwood Limited, a corporation organized under the laws of the British Virgin Island ("Ringwood"), payable to the order of Insituform Technologies, Inc., a Delaware corporation, ("ITI") in the principal amount of $3,623,842.40 due on July 3, 1996, and to a Stock Pledge Agreement dated July 3, 1992 ("Pledge Agreement") among Ringwood, Brian Chandler and Douglas K. Chick, as pledgors, (collectively referred to herein as the "Pledgors") and ITI (then named Insituform of North America, Inc.) pursuant to which 255,801 shares of Class B Common Stock of ITI (such 255,801 shares being herein referred to as the "Shares") in which the Pledgors have a beneficial interest have been pledged as security for the payment and performance of the obligations due from Ringwood to ITI pursuant to the terms of the Note and from Pledgors to ITI pursuant to the terms of the Pledge Agreement. Certificates for the Shares are in the possession of ITI.

     Ringwood having failed to make payment of the installment of interest due under the Note on January 3, 1996 and further having failed to make payment of the principal amount of the Note at maturity, July 3, 1996, it is hereby declared that a default has occurred and is continuing under the terms of the Note and the Pledge Agreement.

     ITI, as payee of the Note and secured party under the Pledge Agreement, hereby gives notice of ITI's proposal to retain the Shares in satisfaction of the obligation of Ringwood and the Pledgors to ITI under the Note and Pledge Agreement which obligation is secured by the Shares as collateral. Please take further notice that, unless within 21 days from the sending of this notice, ITI receives objection in writing from a person or entity entitled to receive the notification of ITI's proposal, ITI will retain the Shares in satisfaction of the obligation of Ringwood and the Pledgors to ITI under the Note and Pledge Agreement.

     Please be further advised that this notice of proposal to retain the Shares in satisfaction of the obligation of Ringwood and the Pledgors is being given, and the exercise of ITI's right and remedy of retaining the Shares in satisfaction of such obligation is being carried out, pursuant to the provisions of paragraph 7a of the Pledge Agreement and Section 9-505 of the Uniform Commercial Code of the State of New York.

     Any notice or objection from Ringwood or either of the Pledgors to ITI should be given to Insituform Technologies Inc., 1770 Kirby Parkway, Suite 300, Memphis, TN 38138, Attn: Chief
Financial Officer.

                         Very truly yours,

                         INSITUFORM TECHNOLOGIES, INC.

                         By s/J-P Richard
                            -------------------------------
cc:  Ringwood Limited
     Century Houses
     Richmond Road
     Hamilton, Bermuda

     Brian Chandler
     15 Thurligh Road
     Milton Earnest
     Bedford
     MK441 1RF, United Kingdom

     Brian Chandler
     8933 St. Gallen 60
     Steiermark, Austria

     Douglas Chick
     Bays Hill Cottage
     Barnet Lane
     Elstree
     Hertfordshire WD6 3QU
     United Kingdom

     Douglas Chick
     Casa Pollito El Villa
     Puerto Pollensa
     Majorca, Spain